 Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

October 25, 2016

VIA FEDERAL EXPRESS

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	VivoPower International PLC
Amendment No. 1 to Registration Statement on Form F-4
Filed October 3, 2016
File No. 333-213297

Dear Mr. Ingram:

On behalf of VivoPower International PLC (the “Company”), we respond as follows to the Staff’s comment letter, dated October 17, 2016, relating to the above-captioned Registration Statement on Form F-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

General

1.	Please limit your “Notice of Extraordinary General Meeting of Shareholders” to one page.

We have revised the notice of extraordinary general meeting of shareholders as requested.

Securities and Exchange Commission

October 25, 2016

Opinion of Financial Advisor to the Board of Directors of ARWA, page 59

2.

We note your revised disclosure in response to comment 24 in our letter dated September 20, 2016 does not clearly disclose the primary considerations and judgements Cassel Salpeter made in conducting its analysis. In your next amendment, please clearly present these primary considerations.

We have revised the disclosure on page 64 of the Registration Statement as requested.

Note 20 – Tax assets and liabilities, page F-43

3.

Please provide us with a more comprehensive analysis regarding your determination that the deferred tax asset resulting from tax losses will be recoverable. We note your disclosure that you are using estimated future taxable income based on the approved business plan for the subsidiary, but we also note that the subsidiary incurred a substantial operating loss in the fiscal year 2016. Further, please tell us whether the subsidiary has recorded taxable income through the first six months of FY 2017.

While the overall Aevitas group was not profitable over the past two years, Aevitas has recognized deferred tax assets related to a subsidiary within the group which had historically generated an operating profit, including in the 12 months to March 2015. Based on the approved business plan for the subsidiary, management had budgeted taxable income which would support the recognition of unused tax losses as a deferred tax asset. Based on the preliminary operating results for the first six months of the year, the subsidiary expects to record a taxable income of approximately A$0.8m for the six months to September 30, 2016, further supporting the approved plan. Management believes that the actual profitable performance of this subsidiary provides continued confidence in the ability to achieve the plan and the ability to record unused tax losses as deferred tax assets to the extent that utilization of unused losses is probable.

Report of Independent Registered Public Accounting Firm, page F-49

4.

We note certain amounts within your audited financial statements for fiscal years 2015 and 2016 have changed and your auditor has provided you with an audit opinion, which is now dated as of September 30, 2016. Please explain why the changes to your financial statements do not represent a restatement requiring the disclosures contemplated in paragraph 49 of IAS 8. In addition, please have your auditors provide us with an explanation regarding why their audit opinion should not be dual dated and include an explanatory paragraph.

Securities and Exchange Commission

October 25, 2016

We have revised the disclosure on page F-29 and elsewhere in the Registration Statement as requested. We have included a restatement note (note 2(n)) in compliance with paragraph 49 of IAS 8 regarding the restatement between “work in progress – costs incurred” and “work in progress – billed in advance” in the Aevitas consolidated financial statements. The auditor has issued an audit report with an explanatory paragraph drawing attention to this restatement. In regards to the dual dating of the audit report, paragraph 17 of IAS 10 requires an entity to disclose the date the financial statements were authorized for issue. The auditor believes that IFRS only permits a single authorized for issue date, and therefore have dated their report to correspond to the date the accounts included in the amended filing were authorized for issue.

Exhibits 23.3 and 23.4

5.	Please request that your auditor provide you with consents which reference the amended Form F-4.

We have revised Exhibits 23.3 and 23.4 as requested.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:     Mr. Kevin Chin